Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

STINS COMAN INCREASES RiT TECHNOLOGIES' CONVERTIBLE LOAN
AGREEMENT BY $4M AND EXTENDS IT BY 12 MONTHS

Tel Aviv, Israel, December 19, 2011 – RiT Technologies (NASDAQ: RITT) and Stins Coman Inc., RiT’s controlling shareholder, today announced that they have extended the term of their convertible loan agreement by an additional 12 months (until June 11, 2013), and increased the maximum loan amount by $4 million to a total of $14 million. Until the end of the agreement period, RiT may call for any unused portion of the loan, which, after the current increase of the maximum loan amount, totals $5.2 million. The remaining provisions of the Loan Agreement are left unchanged.

Commenting on the news, Eran Ayzik, RiT's President and CEO, said, “The extension of the Loan Agreement demonstrates Stins Coman's confidence in RiT’s significant long term potential. RiT is currently in the process of building out its global sales and marketing capabilities while also expanding its product portfolios. We believe these investments will take the company to a new level of sales and profits, resulting in the creation of value for RiT's customers and shareholders.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-77-270-7210
motia@rit.co.il